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                             November 30, 2021

       Raid Chalil
       Chief Executive Officer
       Tipmefast, Inc.
       HaShnura St 1
       ZihronYa   akow, Israel

                                                        Re: Tipmefast, Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed November 19,
2021
                                                            File No. 333-222880

       Dear Mr. Chalil:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-1

       General

   1. Please update your interim financial statements and related disclosures for the period ended September 30,
2020. Refer to Rule 8-08 of Regulation S-X.
 Raid Chalil
FirstName
Tipmefast, LastNameRaid    Chalil
           Inc.
Comapany 30,
November   NameTipmefast,
               2021        Inc.
November
Page 2     30, 2021 Page 2
FirstName LastName
       You may contact Jennifer L pez at 202-551-3792 or Dietrich King at 202-551-8071 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services